FactSet Research Systems Inc.
601 Merritt 7
Norwalk, Connecticut 06851
203.810.1000 / 203.810.1001 Fax

April 7, 2009

Via U.S. Mail and EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.

Form 10-K for the Fiscal Year ended August 31, 2008

Filed October 30, 2008

Form 10-Q for the Quarterly Period ended November 30, 2008

Filed January 9, 2009

Form 8-K filed on December 16, 2008

File No. 001-11869

Dear Mr. Krikorian:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), please find below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated March 24, 2009. For ease of reference, the headings and numbers of the responses correspond to the headings and numbers in the Staff’s comment letter. The Company has repeated the Staff’s comments in bold text preceding each response.

Please note that the Company intends to file its quarterly report on Form 10-Q for the fiscal quarter ending on February 28, 2009 on or before April 9, 2009 and that such quarterly report will incorporate the responses presented here, as appropriate, to your comments.

Form 10-K for the Fiscal Year ended August 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Use of Non-GAAP Financial Measures, page 21

1.	Your response to prior comment number 2 indicates that you will expand your disclosures related to your non-GAAP effective tax rates. Please confirm that you also intend to provide a reconciliation from your GAAP effective tax rate to your non-GAAP effective tax rate pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

FactSet acknowledges the Staff’s comments regarding the Company’s disclosure of non-GAAP effective tax rates on page 21 of its Form 10-K. To the extent non-GAAP effective tax rates are disclosed in a future filing, the Company intends to include the non-GAAP disclosure subsequent to the Company’s GAAP effective tax rate and provide a reconciliation from its GAAP effective tax rate to the Company’s non-GAAP effective tax rate pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Furthermore, FactSet will disclose why the Company believes that the non-GAAP effective tax rate is useful to investors, the economic substance behind management’s decision to disclose such a measure, the limitations of this measure and a statement that the Company’s presentation of the non-GAAP effective tax rate may not be comparable to similarly titled measures reported by other companies.

Form 10-K for the Fiscal Year ended August 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Use of Non-GAAP Financial Measures, page 21

2.	We note your response to prior comment number 2; however, it remains unclear to us how your current disclosures comply with Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we note that your current disclosures are general in nature and you have not provided a quantitative reconciliation between the GAAP and non-GAAP measures. For each non-GAAP measure presented, please tell us how you determined compliance with each of the requirements of Item 10(e)(1)(i) of Regulation S-K and as applicable, each of the bullet points set forth in the answer to Question 8 of the FAQ.

Response:

FactSet acknowledges the Staff’s comments regarding the Company’s disclosure of non-GAAP financial measures on page 21 of its Form 10-K. To the extent non-GAAP financial measures are disclosed in a future filing, the Company intends to include the non-GAAP disclosure subsequent to the Company’s GAAP financial measure and provide a tabular reconciliation from its GAAP disclosure to the Company’s non-GAAP disclosure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Furthermore, FactSet will disclose why the Company believes that the non-GAAP financial measure is useful to investors, the economic substance behind management’s decision to disclose such a measure, the limitations of this measure and a statement that the Company’s presentation of the non-GAAP financial measure may not be comparable to similarly titled measures reported by other companies.

The Company believes the current disclosures regarding non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per share in its Form 10-K do provide a reasonable prudent reader of the financial statements the methodology and quantitative information behind the non-GAAP measure and the economic substance behind management’s decision to disclose such a measure. In hindsight, the Company concludes that not each and every disclosure requirement of Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ was satisfied. The non-GAAP disclosures could have been enhanced by the use of a tabular reconciliation and disclosure of the material limitations associated with the use of the non-GAAP financial measure.

As further discussed below, FactSet believes its disclosure of non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per share met the majority of the requirements of Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

a) The non-GAAP financial measures of operating margin, net income and diluted earnings per share growth were presented subsequent to the respective GAAP financial measures.

b) FactSet disclosed the manner in which management uses the non-GAAP measures to evaluate its business by disclosing the following in the paragraph, Use of non-GAAP Financial Measures on page 21.

•	“We use these non-GAAP financial measures, both in presenting our results to shareholders and the investment community, and in our internal evaluation and management of the businesses.”

c) The substantive reasons why FactSet believes the non-GAAP financial measure provides useful information to investors were disclosed as follows in the paragraph, Use of non-GAAP Financial Measures on page 21.

•

“Investors may benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting and analyzing future periods and may also facilitate comparisons to our historical performance.”

d) The manner in which FactSet compensates for these limitations when using the non-GAAP financial measure by provided in disclosing the dollar value of each excluded item along with descriptive text in order to allow the investor the ability to analyze the information with or without the excluded item. For example, on page 21, the Company discloses “excluding the pre-tax charge of $2.4 million in fiscal 2008 related to an increase in the number of performance-based stock options that vested in August 2008 and the impact of FactSet Fundamentals which reduced operating income by $1.1 million in fiscal 2008, non-GAAP net income and non-GAAP diluted earnings per share advanced 17% and 20%, respectively, in fiscal 2008 as compared to the same period a year ago.”

In conclusion, the Company acknowledges that not all of the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ were satisfied. In all future filings, in addition to the information already provided, the Company intends to improve its disclosure of non-GAAP financial measures by providing a tabular reconciliation of the non-GAAP financial measure to the GAAP measure as well as include the material limitations associated with the use of the non-GAAP financial measure as compared to the most directly comparable GAAP financial measure.

Item 8. Financial Statement and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Business Combinations, page 47

3.	We note your response to prior comment number 4; however, we do not believe you have provided a complete analysis under EITF 98-3 to support your conclusion that you acquired a business. In this regard, we note that your discussion of the processes acquired is limited to certain database processes, but does not address the strategic management processes, operational processes or resource management processes necessary for normal, self-sustaining operations. We also note that your response addresses the various elements included in your acquisition, but you have not discussed the elements that were not included, nor have you explained whether you believe that the missing elements were minor and their absences would not cause one to conclude that the transferred set is not a business. Please provide us with the three-step process set forth in paragraph 7 of EITF 98-3 to support your conclusions.

Response:

For purposes of determining whether a group of net assets constitutes a “business,” SFAS 141 refers to EITF 98-3 for guidance. EITF 98-3 in turn addresses whether an exchange of net assets (a subset of an entity) constitutes an exchange of productive assets or a business combination and, in doing so, focuses on whether the “transferred set of activities and assets” constitutes a “business.”

EITF 98-3 states that “a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

The determination of whether a transferred set of assets and activities constitutes a business is a three-step process. First, one must identify the elements included in the transferred set. Second, the transferred elements must be compared to the complete set of elements necessary for the transferred set to conduct normal operations. Third, if there are missing elements, an analysis must be performed to determine whether the missing elements cause the transferred set to not be a business. This analysis is based on the degree of difficulty or the level of investment (relative to the fair value of the integrated set of assets transferred) necessary to acquire or obtain access to the missing elements. If the missing elements are considered more than minor, then their absence would lead to a conclusion that the transferred set is not capable of continuing normal operations and is not a business.

Assessment – the Three-Step Process, as outlined in EITF 98-3

The following three-step process was performed by the Company to determine whether the transferred set of assets constitutes a business. The assessment was performed by the Company without regard to how FactSet intends to use the transferred set of assets.

Step 1 – Identified elements included in the transferred set of assets:

FactSet identified the elements below based on assets purchased:

Inputs

a. FactSet acquired the following long-lived assets:

•	A copy of the Thomson Fundamentals database that includes third-party owned fundamental data and materials for which any requisite consents are obtained

•	A copy of the Thomson Fundamentals database documentation

•	A copy of the Enterprise (or “as reported”) database

•	A copy of the Worldscope (or “standardized”) database

•	A copy of the data collection software system known as Voyager including business logic used to map between “as reported” and “standardized” data, including a guide to standardized data definitions

•

Copies of the unique numerical identifiers used by Thomson to identify companies in the Thomson Fundamentals Database and tables to map such identifiers to industry-standard third party identifiers (such as exchange ticker symbols and CUSIP numbers)

•	A copy of the source and object code versions of the licensed software and copies of associated documentation and software training materials

b. Intellectual property (access to necessary rights to operate the business)

•

FactSet acquired all intellectual property rights, formulations, specifications, trade secrets, know-how and technical information used by Thomson and (a) embodied in either the Thomson Fundamentals Database or the Thomson Fundamentals Database Documentation, or (b) used by Thomson in the compilation, production, operation, updating or maintenance of the Thomson Fundamentals Database or the Thomson Fundamentals Database Documentation, and (ii) embodied in the data updates to the Thomson Fundamentals Database or Thomson Fundamentals Database Documentation.

c. Key employees, including management

•	FactSet hired Thomson employees, including key personnel and data collection employees, effective as of the closing date.

d. Access to necessary materials or rights

•	FactSet acquired source documentation including descriptions of the data collection, normalization and transformation process and methodologies.

•	All key materials used by Thomson in the collection, aggregation, normalization, standardization, updating, indexing, or tagging of the Thomson Fundamentals Databases.

Processes

a. The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations such as strategic management processes, operational processes and resource management processes.

•	Operational processes -

•	FactSet acquired key personnel that have an institutional understanding of the daily tasks required to operate and manage the data collections business.

•

FactSet acquired the most current data collection software used by Thomson to sustain their Fundamentals operations, including business logic used to map between as reported and standardized databases.

•	FactSet acquired detailed documentation including descriptions of processes used by Thomson to operate their current Fundamental data collections.

•	Strategic management processes - FactSet hired key Thomson personnel that were involved in key management decisions and essential to managing the data collection process.

•

Resource management processes - FactSet acquired all employee training and other data collection software manuals, know-how, workflow documents and instructions maintained by Thomson which are used exclusively in connection with the Fundamental data collection business.

Output

c. Ability to access customers

•

As part of the transferred set of assets and activities, FactSet acquired the right to sell the outputs of this business (i.e. fundamental data) to the contracts transferred from Thomson, as well as to current and prospective FactSet clients. The revenue producing activity of selling fundamental data remains the same before and after the acquisition since Thomson was already selling this data through FactSet’s platform to its mutual client base. In addition, FactSet acquired revenues from the assignment of specific client contracts. These contracts are binding and generate ongoing revenue streams related to the business acquired. The assignment of Thomson’s client contracts to FactSet continues the revenue producing activity without any interruption from the client’s standpoint.

Step 2 –When the transferred elements listed above were compared to the complete set of elements necessary for the transferred set to conduct normal operations, the identified elements were not included:.

FactSet identified the elements below were missing:

a. Thomson’s accounting and payroll systems

b. Real estate (operating lease covering space for employees to work in)

Step 3 – An analysis to determine whether the missing elements cause the transferred set to not be a business.

FactSet concluded that both of the missing elements are minor because they can be obtained with relative ease and without significant cost relative to the transferred set.

Missing Element - Thomson’s accounting and payroll systems

Accounting and payroll systems are necessary to conduct and support the elements of a business. However, the level of investment relative to the fair value of the integrated set of assets transferred necessary to acquire and install accounting and payroll systems is minor. FactSet paid approximately $62 million for the integrated set of assets and activities, which far surpasses the cost of purchasing accounting and payroll systems. Based on current market pricing, the cost to acquire and implement new accounting and payroll systems was estimated at approximately $100,000 or less than 0.2% of the purchase price.

Missing Element - Building

A signed operating lease for sufficient rentable square footage is necessary to conduct the Fundamentals business. FactSet concluded there is a low degree of difficulty to negotiate and sign a lease to continue normal operations for the transferred set of assets. The acquired Fundamental data collection processes do not require special office space and as such, FactSet would be able to, in the normal course of business, enter an operating lease for a new building to conduct the business. The cost to hire an external leasing agent to find available real estate and execute a new lease was estimated to be less than $150,000, thus less than 0.2% of the purchase price.

Based on the facts and circumstances documented above, the acquisition was accounted for as a business combination under EITF 98-3. Almost all elements of a business were identified in the set of assets transferred. The missing elements not transferred in the set of assets were not considered more than minor (less than 0.5% of the fair value of the integrated set of assets transferred). As such, their absence led FactSet to the conclusion that the transferred set of assets are capable of continuing normal operations and is a business.

Item 8. Financial Statement and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Business Combinations, page 47

4.	Your response to prior comment number 4 indicates that certain of Thompson’s contracts were assigned to you and that these contracts are binding and will generate ongoing revenue. Please tell us whether you are the sole provider of the Thomson Fundamental database and tell us if you received all of the client contracts for the Thomson Fundamental database as part of the acquisition. As part of your response, please tell how you considered recognizing these client contracts separately as an amortizable intangible asset. Refer to paragraph A20 of SFAS 141.

Response:

FactSet is not the sole provider of the Thomson Fundamental database. Thomson retained full ownership of the original Fundamentals database, its trademarks, related source data, collection software and documentation and continues to operate the database and service its customers. FactSet continues to redistribute the Thomson Fundamentals database to certain mutual clients.

FactSet did not acquire all of the client contracts for the Thomson Fundamental database as part of the acquisition. Each of the 48 client contracts acquired by FactSet in the purchase agreement were existing FactSet and Thomson clients and were receiving the Fundamental data through the FactSet platform. At the time of acquisition, approximately 400 clients accessed the Thomson Fundamental database via the FactSet platform. FactSet estimates these clients to be a fraction of the number of Thomson clients who accessed the Thomson Fundamental database over the Thomson platform.

At the time of the acquisition, FactSet evaluated and recognized these acquired client contracts separately as an amortizable intangible asset, in connection with the valuation analysis conducted to support the purchase price allocation. The client contracts were valued using the excess earnings method under the income approach, which reflects the present value of the operating cash flows generated by existing customer relationships after taking into account the cost to realize the revenue and an appropriate discount rate to reflect time value and risk. Based on valuation performed using the excess earnings approach, the fair value of the customer relationships was negated by the required contributory asset charges, thus a fair value of zero was assigned to them as of the valuation date.

*            *            *            *             *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require more information, please contact me (203) 810-1578; pwalsh@factset.com or Rachel R. Stern, the Company’s General Counsel and Secretary at (203) 810-1813; rstern@factset.com.

Sincerely,

/s/ PETER G. WALSH
Peter G. Walsh
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ryan Rohn, United States Securities and Exchange Commission

Christine Davis, United States Securities and Exchange Commission

Maurizio Nicolelli, Comptroller, FactSet Research Systems Inc.